Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Nine months ended September 30, 2005		Years ended December 31,
			2004	2003	2002	2001	2000
(in thousands, except ratios)
Income (loss) before income taxes and extraordinary item	$169,354	[3]	$174,039	$87,716	$36,087	$(98,662)	$(164,151)
Add fixed charges
Interest expense	7,246	[3]	3,828	9,765	15,364	17,231	15,828
Interest portion of rent expense	4,821		6,185	6,113	6,235	7,005	4,935

Income (loss) before income taxes, extraordinary item and fixed charges	$181,421		$184,082	$103,594	$57,686	$(74,426)	$(143,388)

Fixed charges
Interest expense	$7,246	[3]	$3,828	$9,765	$15,364	$17,231	$15,828
Interest portion of rent expense	4,821		6,185	6,113	6,235	7,005	4,935

Fixed charges	$12,067	[3]	$10,013	$15,878	$21,599	$24,236	$20,763

Ratio of earnings to fixed charges [1]	15.0	[3]	18.4	6.5	2.7	—	—
Deficiency of earnings to fixed charges [2]	—		—	—	—	$(98,662)	$(164,151)

[1]	Ratio of earnings to fixed charges means the ratio of income before fixed charges and income taxes to fixed charges, where fixed charges are the aggregate of interest expense, including amortization of debt issuance costs, and an allocation of rental charges to approximate equivalent interest.

[2]	Due to net losses incurred in 2001 and 2000, the ratio of earnings to fixed charges in those years was less than 1:1. We would have had to generate additional earnings in the amounts indicated in the table to have achieved a ratio of 1:1.

[3]	Included as a deduction from income before income taxes and as an addition to interest expense in 2005 is accelerated amortization of debt issuance costs in the amount of $5.0 million. Excluding this amortization, the ratio of earnings to fixed charges would have been 25.8 for the nine months ended September 30, 2005.